  EXHIBIT 99.1

Eldorado Gold

2024 Modern Slavery Report

INTRODUCTION

This Modern Slavery Report (the “Report”) has been prepared by Eldorado Gold Corporation (“Eldorado Gold” or “Eldorado”) to meet the requirements of Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act 2023 (the “Act”). This second joint report under section 11 of the Act covers Eldorado Gold and its subsidiary, Eldorado Gold (Québec) Inc. (“Eldorado Gold Québec”), which we have determined are reporting entities.  As Eldorado Gold is the ultimate parent company with global supply chains under its consolidated financial oversight, this Report also includes references to various non-reporting entity subsidiaries, particularly our main operating subsidiary in Greece (Hellas Gold Single Member S.A. (“Hellas Gold”)) and in Türkiye (Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)).

This Report covers Eldorado Gold’s financial year ended December 31, 2024 (the “Reporting Period”) unless otherwise stated. This Report forms part of our annual reporting suite. All reports, including our Sustainability Reports, are available on our website at www.eldoradogold.com.

At Eldorado Gold, we are committed to respecting human rights. We proactively work to avoid causing or contributing to adverse human rights impacts, including modern slavery, and to prevent and mitigate any human rights impacts that are linked to our operations or supply chains. This Report discusses the policies, procedures, and practices we have in place and are developing to safeguard against modern slavery within our operations and supply chain.

OUR STRUCTURE, OPERATIONS, AND SUPPLY CHAIN

Organizational Structure and Operations

Eldorado Gold is a Canadian mid-tier gold mining company, with shares trading on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges. We produced 520,293 ounces of gold in 2024.

We are committed to responsible mining as a foundation of our business, and this commitment is encapsulated in our values of collaboration, courage, integrity, drive, and agility.

Our global operations include assets in Canada, Türkiye, and Greece. Our activities involve all facets of mining, including exploration, development, production, reclamation, and rehabilitation. Our company is headquartered in Vancouver, Canada.  As of December 31, 2024, we had a workforce of approximately 5,800 employees and contractors worldwide. The majority of our employees and management are nationals of the countries in which our operations and offices are located.

We have four operating sites:

(i)	Lamaque Complex (“Lamaque”) - located in the eastern Abitibi-Témiscamingue region of Québec, Canada, which includes the active Triangle Mine (Upper and Lower), the Ormaque Deposit, the Parallel Deposit, the Plug #4 Deposit, and the Sigma mill. Lamaque produces gold and employs a workforce of 807;
(ii)	Olympias - located in the Halkidiki Peninsula, Greece which produces gold, silver, lead, and zinc and has a workforce of 889;
(iii)	Kişladağ - located in Uşak Province, Türkiye which produces gold and has a workforce of 1,369; and
(iv)	Efemçukuru - located in İzmir Province, Türkiye which produces gold and has a workforce of 884.

We also have a copper-gold development project, Skouries, located in the Halkidiki Peninsula in Greece,employing a workforce of 1,201 as of December 2024. Skouries is part of our Kassandra Mines Complex, which also includes Olympias and the Stratoni mine (which is under care and maintenance). We are currently in full construction at the Skouries project, with first production expected in the first quarter of 2026, followed by commercial production expected in mid-2026. All our operating sites and the Skouries project are 100% owned by Eldorado.

Other growth projects include Perama Hill, a fully owned gold-silver project in Greece. Additionally, in Romania, we have entered into an agreement to sell the Certej project of which we have 80.5% ownership.

For full description of each site, please see the Company’s Annual Information Form FYE 2024 and our year end 2024 Management’s Discussion and Analysis (“MD&A”), available on our website, SEDAR+ at www.sedarplus.com and EDGAR  at www.sec.gov/edgar. In this Report, we refer to our collective operations and development projects as our sites.

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Supply Chain

We rely on a diverse supply chain to support our business, providing services, goods, and materials required at the different phases of our sites. At Eldorado Gold, our sites are supported by approximately 3,400 direct suppliers across our operations and our Skouries development project. Our procurement spend at our operational sites in 2024 was approximately USD $920M, and our main spend categories are included in the figure below:

Eldorado Total Procurement Spend by Category (2024)

Category	Spend (percentage of total)
Major services[1]	51%
Consumables	20%
Maintenance, repair, operational supplies, small services, and other	17%
Equipment, parts, and services	12%

In Canada, 99% of our spend is allotted to Canadian suppliers, while 1% is spent on suppliers outside of Canada, primarily in the United States. In Greece, 79% of our spend is allotted to Greek suppliers while, 21% is spent on suppliers outside of Greece. In Türkiye, 88% of our spend is allocated to Turkish suppliers and 12% is spent on suppliers outside of Türkiye.

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1 “Major Services” means services of USD $250K and above (annual spend).

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OUR POLICIES AND GOVERNANCE PROCESSES

Our Board of Directors is responsible for overseeing corporate governance and monitors the effectiveness of our risk management processes. The Board’s Sustainability Committee oversees our policies, programs, and practices relating to sustainability topics, including labour and human rights. The Sustainability Committee receives quarterly consolidated reports with information from all sites and periodically visits our sites to obtain first-hand validation. Accountability for social, environmental, and health and safety performance, including regarding human rights, rests with our President & Chief Executive Officer (CEO). Our Executive Vice President, Technical Services and Operations provides oversight for occupational health and safety and sustainability at the corporate level. Our Vice President, Health, Safety and Sustainability develops and implements our strategic direction while enhancing governance practices to promote accountability and transparency. In addition, our Executive Vice President & Chief Financial Officer provides oversight for both the global human resources function and the global procurement function. The Regional HR Directors maintain a dotted reporting line to the Vice President, Human Resources while our Director, Global Supply Chain & Procurement oversees the global procurement operations.

Governance Policies

Our key governance policies and procedures continue to remain in effect with no material updates or revision in the last year. Our key governance policies and procedures direct our practices, including our approach to human rights and modern slavery. Relevant corporate policies include our:

•	Code of Ethics and Business Conduct (the “Code”) - The Code applies to employees and contractors working for Eldorado, or our subsidiaries or affiliates. It describes our expectations for acting ethically, including the responsibility to report suspected violations. The Code includes a Whistleblower Procedures so that any stakeholder can confidentially and anonymously report any concerns, including concerns relating to human rights.

•	Respectful Workplace Policy - We have a zero-tolerance approach to any form of harassment, discrimination, or workplace violence. Our Respectful Workplace Policy applies to all employees of Eldorado and our subsidiaries.

•	Human Rights Policy - Informed by the International Bill of Rights, the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work, the United Nations Guiding Principles on Business and Human Rights, and the Voluntary Principles on Security and Human Rights, amongst others, our Human Rights Policy aligns our labour practices and health and safety practices with our responsibility to respect human rights. Our Human Rights Policy specifically prohibits child and forced labour in our operations and supply chains.

•	Supplier Code of Conduct (“Supplier Code”) - We expect all suppliers to meet the minimum standards provided in the Supplier Code. This includes requiring suppliers to act ethically and to comply with laws and regulations of the jurisdictions in which they and we operate. The Supplier Code also establishes that suppliers are expected to adopt robust human rights and fair labour practices and are expected to adhere to our Human Rights Policy.

At Eldorado, directors, officers, and the country general managers, Vice-Presidents or Executive Vice-Presidents who are responsible for overseeing employees in foreign jurisdictions, are tasked with ensuring that employees in all jurisdictions understand and comply with the Code, and all other applicable company policies.

Sustainability Integrated Management System

Our Sustainability Integrated Management System (“SIMS”) provides mandatory minimum performance standards that apply globally to all our sites. Our SIMS covers occupational health and safety, social performance, environmental performance, and security as well as general topics, such as contractor management and procurement. The SIMS was developed in alignment with internationally recognized industry standards, including the World Gold Council’s (“WGC”) Responsible Gold Mining Principles (“RGMPs”), the Mining Association of Canada’s (“MAC”) Towards Sustainable Mining (“TSM”), the International Cyanide Management Code, and the Voluntary Principles on Security and Human Rights.

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Our SIMS requires our operations and all contractors to align with the TSM Prevention of Child and Forced Labour Verification Protocol, and with the International Labour Organization conventions on forced and child labour and modern slavery.

Our SIMS is subject to cyclical reviews to ensure it incorporates changes to international frameworks and is fit for business. Accordingly, SIMS has an integrated verification program that sees an internal group of subject matter experts assess compliance with the standards every three to five years, and an external verification by third-party auditors on the requirements of MAC’s TSM and WGC’s RGMPs.

In 2024, we completed our first SIMS Compliance Verification at Kişladağ and Efemçukuru in Türkiye, and we achieved positive results against external standards, with continuous improvement opportunities identified. Verified TSM results are publicly available at https://www.eldoradogold.com/news-and-insights/our-stories/tuprag-shines-their-first-towards-sustainable-mining-verification.

IDENTIFYING MODERN SLAVERY RISKS

Identifying Modern Slavery Risks within our Operations

Our operations are located in Canada, Greece, and Türkiye. We continue to closely monitor the Global Slavery Index (GSI) in these jurisdictions. According to the 2023 Global Slavery Index, Canada is ranked low in terms of risks of modern slavery, Greece is ranked at low to medium risk. We recognize that, in spite of these rankings, modern slavery does exist in these jurisdictions. Türkiye ranks fifth in the world in terms of modern slavery risks.2 According to https://www.walkfree.org/, these risks are associated with the large presence of refugees and migrants in the country, particularly from Syria, as well as continuing discrimination against minority groups (including refugees). Risks of forced labour are highest in agriculture, domestic service, garments, textiles, and construction industries. According to recent studies, most Syrian refugees who are at higher risk of modern slavery are located in southeast Türkiye, in the provinces bordering northern Syria.3 Our operations are in western Türkiye, where we believe the risks of modern slavery are lower.

Regardless of the jurisdiction, we employ robust human resource and procurement procedures to ensure that we and our contractors do not employ forced or child labour within our operations. These are discussed in the Measures within our Business Operations section of this report. Therefore, we believe that the overall risk that our operations may cause or contribute to modern slavery with respect to our workforce is low.

Identifying Modern Slavery Risks within our Supply Chain

We recognize that there is a risk that we unknowingly contribute or are linked to modern slavery impacts in our supply chain. The Australian Council of Superannuation Investors lists sector-specific product and service categories that are at higher risk of modern slavery. These include construction, cleaning, security, maintenance, contract labour, logistics/transport, and materials such as IT hardware.4 The United States Department of Labor (USDOL) also identifies top sectors globally at risk for child and forced labour. In 2022, these included: agriculture, manufacturing, and mining/quarrying.5 The USDOL also specifically identifies top sectors at risk of forced and child labour in select countries, including Türkiye. For 2022, in Türkiye high risk sectors included agricultural products, cotton, footwear, furniture, and garments. Drawing upon such sources, we have identified that the risk of modern slavery is higher in our procurement of food and services, including construction, contract labour, cleaning, and maintenance.

We recognize that the risk of modern slavery also increases in countries with a higher prevalence of or vulnerability to modern slavery. As the majority of our procurement spend is contracted to suppliers located within the countries where we operate, we have determined that the risks of us contributing or being linked to modern slavery are highest in Türkiye.

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2 The 2023 Global Slavery Index -  https://www.walkfree.org/global-slavery-index/map/

3 Danish Refugee Council. 2021. Syrian Refugees’ Perceptions of the (Formal) Labour Market in Southeast Turkey. Available at: https://reliefweb.int/report/turkey/syrian-refugees-perceptions-formal-labour-market-southeast-turkey

4 Australian Council of Superannuation Investors. 2019. Modern Slavery Risks, Rights and Responsibilities: A Guide for Companies and Investors.

5 US Department of Labor. 2022. 2022 List of Goods Produced by Child Labor or Forced Labor. Available at: https://www.dol.gov/agencies/ilab/reports/child-labor/list-of-goods

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To better understand potential risks linked to modern slavery within our supply chain, we completed a comprehensive screening process of our major suppliers, who accounted for 75% of our spend, in 2023. Our screening process considered:

•	Child labour and forced labour risk, comparing our sourced products to the List of Goods Produced by Child Labor or Force Labor from the Bureau of International Affairs of the U.S. Department of Labor.
•	Corruption risk, identifying suppliers established in a country with a score below 50 according to Transparency International’s Corruption Perception Index.
•	Conflict affected and high-risk areas risk, identifying suppliers operating in a country with a score below 50 according to Heidelberg Institute for International Conflict Research.
•	International Sanctions risk, whenever a supplier is in the Office of Foreign Assets Control Sanctions List of the U.S. Department of Treasury.

Suppliers deemed to be at higher risk of having adverse human rights and modern slavery impacts undergo a formal due diligence process. Findings and recommendations were provided to a multi-functional internal committee consisting of representatives from the legal, sustainability, supply chain and finance teams, in 2024.  None of the suppliers reviewed were found to be at risk for forced labour and modern slavery.

As a result of the review conducted in 2023, we determined that it would be appropriate to formally record our third-party risk management (“TPRM”) system.  With the assistance of an independent qualified third-party, we are in the process of developing the components of the TPRM framework, which we expect to include in a responsible sourcing policy and a TPRM procedure. The TPRM procedure, which is informed by the due diligence standards of the Organization for Economic Cooperation and Development, will contain clearly defined actions for identifying, managing, escalating, and reporting cases of environmental, social and governance risks in Eldorado’s supply chain, including human rights and modern slavery risks.  Our goal is to complete and implement the TPRM procedure, across all our sites.

MANAGING MODERN SLAVERY RISKS AND SUPPLY CHAIN DUE DILIGENCE

Measures within our Business Operations

Regulatory Compliance

We follow the relevant laws in the jurisdictions where we operate. Our sites and our offices undertake specific measures to ensure that there are no instances of child or forced labour within our operations.

Our corporate offices are located in Canada and are subject to Canadian and provincial labour laws. At Lamaque, we comply with the employment laws of Canada and Québec, which protect all our employees and contractors at our Canadian operation. Canada and Québec have enacted labour laws that protect all workers across all sectors, including informal sectors.

At our Greek operation, Olympias, our human resources teams gather and validate relevant personal information of all job candidates, ensuring against the use of child or forced labour. All contractors working on-site are required to submit the relevant personal data of their employees for verification prior to first entering the site, as well as on a monthly basis afterwards. No workers under the age of 18 are allowed on site, in accordance with Greek mining regulations. These requirements also apply to the construction contractors working at our Skouries development project.

Our two Türkiye operations also follow all applicable laws, including labour laws. No workers under the age of 18 are allowed on our sites. Any contractors working on site must submit relevant documentation for all of their workers prior to entering a site. Our human resource’s function is responsible for tracking this information to ensure against the use of forced or child labour.

Eldorado seeks to comply with international labour standards and to protect the labour rights of its employees and contractors. Approximately 55% of our employees were covered by collective bargaining agreements in 2024.

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Compensation levels for employees are determined at the country level by local human resource teams, with some high-level oversight from Corporate on budget approvals per annum and periodic gender pay equity assessments.

Our compliance with local labour regulations is assessed as part of third-party Human Rights Assessments (“HRAs”). In 2024, we successfully concluded negotiations and reached a mutually beneficial three-year collective bargaining agreement with the union workforce at Olympias. Additionally, in 2024, Tuprag, announced the successful completion of an updated and mutually beneficial CBA in Türkiye which will be in effect until December 31, 2025.

Human Rights

Our Human Rights Policy is shared with our contractors and suppliers across our sites. Additionally, the Supplier Code of Conduct stipulates that all suppliers must comply with the policy.

Between 2021 and 2022, we completed third-party HRAs of each of our four operations, a standard within our SIMS. The scope of the HRAs included our operations and any contractors working on site. Though the scope did not specifically focus on modern slavery, it did cover labour considerations, including forced and child labour. The HRAs did not identify any instances of forced or child labour at any of our operations. The assessments identified minor findings of risks for each site, all of which have since been addressed. We will be repeating these assessments in 2025, and we monitor our corrective action plans to ensure that all findings have been effectively addressed.

Training

All our employees receive some form of human rights training. At the Lamaque Complex, human rights topics are included in induction training, which all employees and on-site contractors receive, and all our Lamaque Complex employees also annually complete Code of Ethics and Business Conduct training. At Olympias, we developed a two-day training course on human resources and sustainability that aligns with our SIMS and with Greek legislation. The course specifically includes the topics of human rights and child labour. We have begun rolling out this training to all employees and permanent contractors. At our Turkish sites, our employees and contractors receive compulsory training on human rights that includes reference to forced and child labour.

We implement our training in accordance with the Voluntary Principles on Security and Human Rights (the “Voluntary Principles”) across all of our sites. While the Voluntary Principles address the management of security contractors, we deliver training on human rights as part of our implementation of the Voluntary Principles.

The corporate office, through human resources and legal, also provides training via a third-party online platform for policy training, and corporate human resources utilizes a separate platform to administer leadership development training. In 2024, Code of Ethics and Business Conduct training was delivered to and completed by all employees with email addresses across all locations.

Furthermore, in 2024 we delivered training on preventing human trafficking to all the executives, senior leaders, management, site and country managers and all members of the procurement, accounts payable, human resources and legal teams globally. This training aimed to raise awareness and to provide knowledge and skills necessary to identify and prevent human trafficking within our operations and supply chain.

Supply Chain Due Diligence

Our SIMS requires all our contractors and suppliers to comply with MAC TSM’s Prevention of Child and Forced Labour Verification Protocol and establishes requirements for us to perform contractor and supplier due diligence and to monitor contractors and suppliers to identify risks related to child labour, forced labour, modern slavery, remuneration practices, and international sanctions.

To operationalize these SIMS requirements, we developed our Supplier Code of Conduct in 2023. We communicate the Supplier Code of Conduct to all suppliers and require that they acknowledge and commit to compliance with our Supplier Code. Additionally, our Code of Ethics and Business Conduct applies to anyone working for Eldorado.

As noted above, we completed a comprehensive screening process of our major suppliers (accounting for 75% of our spend in 2023) for risks related to child and forced labour, corruption, conflict, and international sanctions. Any supplier identified as having at least one such risk is deemed “High Risk”, and undergoes a due diligence process, which involves a detailed supplier questionnaire. Based on an analysis of results, we undertake further due diligence to validate a supplier’s level of risk where relevant. If a supplier is deemed to be at risk of causing or contributing to modern slavery, or is deemed non-compliant, we determine the best steps to address this. These may include approving the continuation, temporary suspension, or permanent cancellation or cessation of the business relationship with a non-compliant supplier, as well as mitigation actions.

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This due diligence process is governed by a Due Diligence Committee, consisting of members of our senior management team. If the due diligence process surfaces any concerns about a supplier, and if our contract with that supplier exceeds USD $500,000, the Due Diligence Committee is notified to determine next steps. Any concerns about suppliers with smaller contracts are considered and addressed by the General Manager of the relevant site.  It is anticipated that the more formal TPRM procedure described above will replace our current due diligence process when implemented.

Our Greek subsidiary Hellas Gold is developing the Skouries development project with investment from the European Bank for Reconstruction and Development (“EBRD”). The EBRD requires us to have specific supplier management processes in place. In response, our Greece country team developed a due diligence process that is aligned with EBRD requirements. This process is very similar to the company-wide process we have been developing. Any supplier that is deemed high risk under both Eldorado’s screening process and Hellas Gold’s screening process, or just under Hellas Gold’s screening process, will be subject to Hellas Gold’s due diligence procedures.

ADDRESSING MODERN SLAVERY RISKS AND REMEDIATION MEASURES

Eldorado’s Board of Directors is responsible for understanding and overseeing the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively.   Further, Eldorado’s Audit Committee is a Board level committee responsible for ensuring that we have appropriate procedures for the receipt, retention, and treatment of confidential, anonymous submissions and complaints about any violation to or circumstances that may violate our Code of Ethics and Business Conduct, including concerns about human rights or modern slavery. The Code includes our Whistleblower Procedures.

As part of our Whistleblower Procedures, employees, directors, officers, or anyone conducting business on our behalf (including contractors, consultants, suppliers, or agents) are free to bring ethics-related complaints to the attention of their supervisor or manager. They can also file a confidential and, if desired, anonymous report through our third-party whistleblower reporting agency, EthicsPoint, by telephone or online at www.eldorado.ethicspoint.com. The Whistleblower Procedures also establish two other formal means by which parties can communicate complaints. Specifically, they can contact Eldorado’s Director, Global Internal Audit and Risk Management; and they can submit, through interoffice mail, a sealed envelope addressed to the Executive Vice-President, General Counsel and Chief Compliance Officer. Our Whistleblower Procedures detail how complaints are received, investigated, and reviewed internally. They are included in our Code of Ethics and Business Conduct and are available on our website.

Our Supplier Code includes reporting mechanisms that are aligned with our Code of Ethics and Business Conduct and Whistleblower Procedures. Specifically, if a supplier becomes aware of a potential violation of the Supplier Code or a related Eldorado policy, they must bring the matter to the attention of the person in our company that they are doing business with. Concerns and potential violations can also be anonymously reported by telephone or online through EthicsPoint, or by email at compliance@eldoradogold.com. In 2023, we also implemented employee grievance mechanisms across all of our sites.

Both Eldorado’s Code of Ethics and Business Conduct and Supplier Code explicitly state and make clear that we will not tolerate retaliation against anyone who, in good faith, reports a concern or participates in an investigation.

Our Community Response System in SIMS, which is aligned with MAC TSM’s Indigenous and Community Relations Protocol, also establishes requirements for sites to develop and maintain a community feedback mechanism, to receive, manage, and respond to community grievances, comments, concerns, and requests. Community members can raise concerns regarding modern slavery through either these community grievance mechanisms, or our whistleblower channels.

All concerns and grievances received through our Community Response System, employee grievance mechanisms, and our whistleblower channels are investigated. During 2024, no concerns received through our confidential feedback and whistleblower channels resulted in any findings related to modern slavery. Since there were no known impacts, we did not implement any measures to remediate instances of forced or child labour, or the loss of income of the most vulnerable families that results from any measure taken to eliminate the use of forced labour or child labour.

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ASSESSING OUR EFFECTIVENESS

Our Board’s Sustainability Committee reviews and monitors the implementation of our Human Rights Policy, and our programs, practices, and disclosures relating to human rights. The Committee receives quarterly reports related to sustainability performance of our operations and oversees the implementation of our sustainability management system.

We conduct third party Human Rights Assessments for our operations to better understand our actual and potential human rights impacts and to ensure that we are adequately assessing and monitoring the effectiveness of measures taken to respect human rights. The first set of these assessments was completed between 2021 and 2022, and as noted previously, we will be repeating these assessments in 2025. We track our performance against the action plans developed during the HRAs. As a MAC member, we comply with MAC TSM’s Prevention of Child and Forced Labour Verification Protocol, and, at minimum, all of our operations strive for the level A criteria of the Communities and Indigenous Relations Protocol, embedded within our SIMS. The latter includes a section on Community of Interest Response Mechanisms, which considers the adequacy of community feedback mechanisms. In 2024, external verification was conducted at our Turkish sites, Kişladağ and Efemçukuru, confirming alignment with the Prevention of Child and Forced Labour Protocol and Level AAA for Efemçukuru and Level A for Kişladağ for the Communities and Indigenous Relations Protocol.

The third-party verification process SIMS also includes a consideration of our alignment with the RGMPs, and our results are publicly available on our website.

We continue to assess and develop our supplier due diligence process. As this work progresses, we will continue to identify possible new measures to track the effectiveness of our efforts to address the risks of forced or child labour within our supply chain. The Due Diligence Committee that oversees our supplier due diligence process will continue to assess high-risk suppliers and work towards implementing a standard TPRM process across all sites in 2025.

APPROVAL AND CAUTIONARY NOTES

This report is for the entity Eldorado Gold and its subsidiary subject to the Act, Eldorado Gold (Québec) Inc. (together, the “Reporting Entities”). This report has been approved by Eldorado Gold’s Board of Directors pursuant to subparagraph 11(4)(b)(ii) of the Act. In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

I make the above attestation in my capacity as a director of the Board of Directors of Eldorado Gold, and not in my personal capacity, for and on behalf of the Board of Directors of Eldorado Gold.

I have the authority to bind Eldorado Gold.

/s/ George Burns

George Burns

Director and CEO of Eldorado Gold Corporation

Date: April 15, 2025

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FORWARD-LOOKING INFORMATION AND RISKS

Certain of the statements made and information provided in this Modern Slavery Report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and information can be identified by the use of words such as “believes,” “continue,” “commited”, “expects,” “intends,” “plans,” “potential,” “project,” or “strive,” or the variation or negatives thereof and statements that certain actions, events or results “may,” “might,” “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this Modern Slavery Report include, but are not limited to, statements or information with respect to: our strategy, and expected development of policies and procedures; construction and development of the Skouries Project, including the expected timeline for first and commercial production; potential development of Perama Hill and the potential sale of the Certej project in Romania; implementation of the TPRM system; the Company’s sustainability practices, its compliance with SIMS, human rights assessments to be conducted in 2025; our overall assumption of low modern slavery with respect to our workforce and our belief that modern slavery risks are lower in Western Turkiye; strategy and process around the screening of major suppliers; development of a due diligence process aligned with EBRD requirements; plans to enhance whistleblower procedures and to identify, measure, track and address the risks of forced or child labour within our supply chain.

Forward-looking statements or information is based on a number of assumptions that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements, and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses, and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, impact, or effectiveness of growth capital; the impact of acquisitions, dispositions, suspensions, or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting, and legal climate that we operate in.

More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the scope and timing related to the awarding of key contract packages and approval thereof; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the Integrated Extractive Waste Management Facility (“IEWMF”) and two underground test stopes); the timeliness of shipping for important or critical items (such as the framing for filter press plates); our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

Except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Report. Even though we believe that the assumptions and expectations are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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Forward-looking statements or information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers.  With respect to the Skouries Project, these risks, uncertainties, and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project, which in turn may cause delays in the commencement of production and the achievement of commercial production, and further increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, waste management facilities, and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations.

The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR+ under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.  Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

11 | 2024 Modern Slavery Report